Exhibit 12
SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	6
	months
	Ended
	June	Years Ended December 31,
	28, 2009	2008	2007	2006	2005	2004
EARNINGS
Pretax income — as reported	82,311	202,376	255,626	274,808	231,126	197,342
Add: Distributed Income from affiliates	1,740	7,632	8,435	9,496	6,766	7,114
Add: Fixed charges	30,644	72,964	79,950	68,669	67,568	60,865
Amortization of capitalized interest	1,174	2,161	2,245	2,115	1,911	1,868

Total Earnings	115,869	285,133	346,256	355,088	307,371	267,189

Less: Capitalized Interest	(1,343)	(1,917)	(2,916)	(2,666)	(2,042)	(1,535)

Adjusted Earnings	114,526	283,216	343,340	352,422	305,329	265,654

FIXED CHARGES
Interest expense	20,965	53,401	61,440	51,952	51,559	47,463
Capitalized interest	1,343	1,917	2,916	2,666	2,042	1,535
Portion of rents representative of the interest factor	8,336	17,646	15,594	14,051	13,967	11,867

Total Fixed Charges	30,644	72,964	79,950	68,669	67,568	60,865

Ratio of Earnings to Fixed Charges	3.74	3.88	4.29	5.13	4.52	4.36